CHINA AUTOPARTS, INC.
                           276 Fifth Avenue, Suite 703
                            New York, New York 10001



                                                                   May  9, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:    Mr. William Friar
              Senior Financial Analyst

         Re: Request for Withdrawal of Registration Statement on Form SB-2 File No. 333-120212

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, China Autoparts, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File No. 333-120212 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on November 4, 2004. No securities have been offered or sold under the Registration Statement.

      The Company and the selling stockholder named in the Registration Statement have determined that it is not now in the best interests of the Company or the selling stockholder to undertake this offering as the Company and the selling stockholder must pursue other priorities over the near term. No securities were sold in this offering. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Darren Ofsink, Esq., of Guzov Ofsink, LLC at (212) 371-8008.


                                        Sincerely,

                                        /s/ Ding Ke
                                        -------------------------
                                        Ding Ke
                                        Executive Vice President